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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

JB Oxford Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

466107208

(CUSIP Number)

Timothy J. McCourt
13 Morningsun Crescent
Stittsville, Ontario K2S 1J6
Canada
Tel. No.: 917-822-3312

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 466107208			Page 2 of 5

1.	Name of Reporting Person: Timothy Joseph McCourt		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 184,020

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 184,020

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 184,020

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 466107208	Page 3 of 5
Item 1. Security and Issuer.
          This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”), of JB Oxford Holdings, Inc., a Utah corporation (the “Company”), whose principal executive office is located at 15165 Ventura Boulevard, Suite 330, Sherman Oaks, California 91403.
Item 2. Identity and Background.
(a)	This Statement is filed by Timothy Joseph McCourt (the “Reporting Person”).

(b)	The business address of the Reporting Person is 425 Park Avenue, 4th Floor, New York, NY 10022.

(c)	The present principal occupation of the Reporting Person is as a Senior Counsel, Global Mergers and Acquisitions, Citigroup Inc., at the business address listed in Item 2(b). The Reporting Person’s investment in the Company and the Company are not related in any manner to the Reporting Person’s employer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.
Item 3. Source and Amount of Funds or Other Consideration.
          The purchase price for the 184,020 shares of Common Stock (the “Shares”) beneficially owned by the Reporting Person was funded from personal funds. The Shares were acquired through the Reporting Person’s margin account, which is generally highly leveraged, and accordingly some of the personal funds were provided through additional margin debt.
Item 4. Purpose of Transaction.
          The Reporting Person acquired the Shares for investment purposes and does not have a present intent to acquire influence or control over the Company.
          The Reporting Person intends to optimize the value of the investment in the Shares and, therefore, will review from time to time the Company’s business affairs, financial position and progress in settling litigation, as well as any Company repurchase programs. Based on such evaluation and review, the Reporting Person may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, to the Company under a repurchase program or otherwise.
          The Company has recently conducted a one-for-100 reverse stock split (the “Reverse Stock Split”) of the Common Stock (each resulting share a “New Consolidated Share”) and filed to terminate the registration of the Common Stock under Section 12(g) of the Securities and Exchange Act of 1934 (the “Going Dark Transaction”). In the Going Dark Transaction, the Company carefully considered the interests of minority shareholders, exercised special care in the treatment and protection of its minority

CUSIP No. 466107208	Page 4 of 5
shareholders, and went beyond legal requirements by electing to provide minority shareholders with dissenters rights with respect to the cash payment for fractional shares of Common Stock in such transaction.
          If the Company decides to conduct a true going private transaction to eliminate all minority shareholders (the “Going Private Transaction”), the Reporting Person would expect the Company to exercise a similar degree of care for its minority shareholders as used in the Going Dark Transaction. In the event that the Company conducts a Going Private Transaction and does not carefully consider and protect the interests of its minority shareholders, the Reporting Person may consider from time to time various alternative courses of action. Such actions may include requesting that the Company nominate the Reporting Person or his nominee to the Company’s board of directors, requesting additional disclosure of financial information regarding the Company, or attempting to organize minority shareholders interested in exercising dissenters rights if the Company proposes a Going Private Transaction below fair value. The Reporting Person has participated in groups of dissenting minority shareholders who have had to resort to the court system to ensure fair value for their shares, including LSI Logic Corporation’s acquisition of LSI Logic of Canada Limited.
          Except as set forth in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or that would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a)	Prior to the Reverse Stock Split, the Reporting Person beneficially owned 184,020 Shares of the Company, representing approximately 5.1% of the Common Shares, based on 3,580,119 share of Common Stock outstanding as of November 30, 2005, as disclosed by the Company in Amendment No. 4 to its Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on December 2, 2005 (the “Schedule 13E-3”). As a result of the Reverse Stock Split, the Reporting Person expects that the 184,020 Shares will be consolidated into 1,840 New Consolidated Shares of the Company, representing approximately 5.4% of the outstanding New Consolidated Shares of the Company. The ownership percentage is based upon the Company’s estimated cost of $450,000 to pay for fractional shares in the Reverse Stock Split (disclosed at page 6 of the Schedule 13E-3), which represents the equivalent of 152,027 shares of Common Stock before the Reverse Stock Split, which in turn represents a reduction of 1,520 New Consolidated Shares of the Company due to the Reverse Stock Split. Accordingly, the estimated number of New Consolidated Shares after the Reverse Stock Split is expected to be equal to 35,801 New Consolidated Shares (if no fractional shares were cashed out) less 1,520 New Consolidated Shares (representing the estimated fractional shares cashed out) for a total of 34,281 New Consolidated Shares after the Reverse Stock Split.

(b)	The Reporting Person has sole power to vote, and sole power to dispose of, the beneficially owned Shares listed in paragraph (a) of this Item 5.

(c)	During the past 60 days the Reporting Person made the following transactions in the shares of Common Stock. On January 3, 2006, the Reporting Person completed the purchase of 1,157 shares of Common Stock at a price of $1.80 per share (plus brokerage commission) in open market transactions.

(d)	No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP No. 466107208	Page 5 of 5
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          There are no contracts, arrangements, understandings or relationships (legal otherwise) between the Reporting Person and any other person with respect to the shares of Common Stock, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material To Be Filed as Exhibits.
          None.
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: January 11, 2006

By:	/s/ Timothy Joseph McCourt
	Name:	Timothy Joseph McCourt
	Title:	Reporting Person